February 27, 2017

BY EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation & Leisure
100 F Street, N.E.
Washington, D.C. 20549
Attention: Laura Nicholson

Re:	American Axle & Manufacturing Holdings, Inc. Registration Statement on Form S-4 File No. 333-215161

Ladies and Gentlemen:

Reference is made to the letter of American Axle & Manufacturing Holdings, Inc. (the “Company”) submitted to the U.S. Securities and Exchange Commission on February 23, 2017, requesting acceleration of effectiveness of the above-captioned registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The Company is no longer requesting that the above-captioned registration statement be declared effective at this time and hereby withdraws the Acceleration Request.

*****

Very truly yours,

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

/s/ David E. Barnes
David E. Barnes
General Counsel, Secretary & Chief Compliance Officer

cc:
J. Nolan McWilliams – Securities and Exchange Commission
Christopher J. May – American Axle & Manufacturing Holdings, Inc.
Scott Petepiece – Shearman & Sterling LLP
Daniel Litowitz – Shearman & Sterling LLP
Lisa L. Jacobs – Shearman & Sterling LLP
Thomas M. Dono, Jr. – Metaldyne Performance Group Inc.
Michael E. Lubowitz – Weil, Gotshal & Manges LLP